Exhibit 99.1

Vertical Aerospace Announces Third Quarter 2022 Financial Results

Company Issues Shareholder Letter

London, UK & New York, USA – November 9, 2022

Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces its financial results for the third quarter ended September 30, 2022. The Company has also issued a shareholder letter discussing its operating results and management commentary, which is posted to its investor relations website at investor.vertical-aerospace.com.

Stephen Fitzpatrick, Vertical Founder and CEO, said: “We recently celebrated ‘wheels up’ with our VX4 aircraft a few weeks ago which was an incredibly proud moment for the whole team. As we ramp up our flight test programme, with a close eye on capital spend, we are moving onwards and upwards. I look forward to sharing more news about our flight test programme in the coming months.”

Third Quarter 2022 and Recent Operational Highlights

•	On September 22, 2022, the UK’s Civil Aviation Authority (CAA) issued a Permit to Fly for the VX4, and on September 24, 2022, the full-scale VX4 Prototype successfully lifted from the ground under tethered conditions with pilot Justin ‘Jif’ Paines on board.

•	To date, under its CAA Permit to Fly, Vertical has undertaken 14 piloted flight tests and 5.5 hours of continuous propeller turning test operations.

•	Vertical welcomed Amy Round as Chief People Officer, who joined on October 17, 2022, from OVO Energy where she was Director of Talent, having previously spent nine years at Google running its EMEA people division.

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•	We have continued to progress our joint working group with American Airlines. A joint Vertical and American team has been regularly engaging during the third quarter, collaborating on a framework for exploration of the future of advanced air mobility and potential markets for eVTOL operations in the United States. As a result of this workstream, and the increased depth of our joint operational planning, we have agreed with American to extend the timeline for entering into a master purchase agreement that will contain the final terms for the purchase of our aircraft for up to one year from the date of this release, to ensure it reflects the final corporate framework and outputs of the detailed operational planning.

Third Quarter 2022 Financial Highlights

•	Vertical reported a net operating loss of £19m for the three months ended September 30, 2022, compared to a net operating loss of £8m for the three months ended September 30, 2021.

•	As of September 30, 2022, Vertical had cash at bank and short-term deposits totalling £145m, which will be invested in the development of the company’s test and certification activities and in the people, systems and processes that support the company.

•	In August 2022, to support ongoing capital requirements, Vertical established an equity subscription line with Nomura, which will allow Vertical to issue up to $100 million in new ordinary shares. This facility is intended to provide flexibility around the timing of issuing new stock to minimise dilution.

•	As of September 30, 2022, Vertical had issued 1,103,863 ordinary shares using the equity subscription line for an aggregate gross purchase price of $8.9m, and up to $91.1m in aggregate gross purchase price of ordinary shares remained available for sale under the equity subscription line.

Financial Outlook

•	The 2022 capital plan continues to remain on track, with net cash outflows to be used in operating activities in the fourth quarter of the year expected to be between £20m and £25m.

The above forward-looking statements reflect our expectations for the three months ending December 31, 2022 as of November 9, 2022, and are subject to substantial uncertainty. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in “Forward-Looking Statements.”

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past six years, Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have over 1,700 combined years of engineering experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems. Vertical has forged strong relationships with industry-leading players to develop the various components of its aircraft and build a sophisticated eVTOL ecosystem, creating efficiencies across the manufacturing processes, aircraft operations and maintenance.

Vertical’s ordinary shares and warrants commenced trading on the NYSE in December 2021 under the tickers “EVTL” and “EVTLW,” respectively.

About the VX4 eVTOL Aircraft

The piloted zero operating emissions four-passenger VX4, is projected to be capable of travelling distances over 100 miles, achieving top speeds of up to 200mph, while producing minimal noise and has a low cost per passenger mile. The VX4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: vertical-aerospace.com

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For more information:

Vertical Media	Vertical Investors
Victoria Madden (Head of Communications)	Eduardo Royes
victoria.madden@vertical-aerospace.com	investors@vertical-aerospace.com
+44 7885 571 989	+1 646 200 8871

Ambika Sharma

nepeanverticalteam@nepean.co.uk

+44 7596 474 020

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of the VX4 and related timelines, including with respect to the US market and expectations surrounding pre-orders and commitments, Vertical’s differential strategy compared to its peer group, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, the sufficiency of Vertical’s cash and cash equivalents to fund operations, the plans and objectives of management for future operations and capital expenditures, expected financial performance and operational performance for the quarter and fiscal year ending December 31, 2022, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: Vertical’s limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; Vertical’s history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected; the potential inability of Vertical to obtain the necessary certifications on the timelines projected; any accidents or incidents involving eVTOL aircraft could harm Vertical’s business; Vertical’s dependence on partners and suppliers for the components in its aircraft and for operational needs; the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders Vertical has received for its aircraft are not legally binding, conditional and may be terminated without penalty at any time by either party, and if these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, Vertical’s business, results of operations, liquidity and cash flow will be materially adversely affected; any potential failure by Vertical to effectively manage its growth; the impact of COVID-19 on Vertical’s business; Vertical has identified material weaknesses in its internal controls over financial reporting and may be unable to remediate the material weaknesses; Vertical’s dependence on our senior management team and other highly skilled personnel; as a foreign private issuer Vertical follows certain home country corporate governance rules, is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2022, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

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Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(in pounds thousands, except share and per share data)

	3 months ended		9 months ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenue	-	66	-	132
Cost of sales	-	(40)	-	(65)
Gross profit	-	26	-	67
Research and development expenses	(9,747)	(5,120)	(29,143)	(11,627)
Administrative expenses	(9,783)	(5,247)	(33,249)	(30,377)
Related party administrative expenses	(15)	12	(15)	(115)
Other operating income	916	1,920	4,323	11,606
Operating loss	(18,629)	(8,409)	(58,084)	(30,446)
Finance income	238	14	238	14
Finance cost	(99,504)	(109)	(77,070)	(146)
Related party finance costs	-	-	-	(483)
Net finance income/(costs)	(99,266)	(95)	(76,832)	(615)
Loss before tax	(117,895)	(8,504)	(134,916)	(31,061)
Income tax expense	-	-	-	-
Net loss for the period	(117,895)	(8,504)	(134,916)	(31,061)
Foreign exchange translation differences	8,947	-	18,429	-
Total comprehensive loss for the period	(108,948)	(8,504)	(116,487)	(31,061)
Basic and diluted loss per share	£(0.66)	£(0.07)	£(0.76)	£(0.26)
Number of shares	178,427,999	129,727,235	178,376,519	120,003,967

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Unaudited Condensed Consolidated Interim Statement of Financial Position

(in pounds thousands)

	September 30,	December 31,
	2022	2021
Non-current assets
Property, plant and equipment	1,712	1,834
Right of use assets	2,007	1,969
Intangible assets	3,776	4,208
	7,495	8,011
Current assets
Trade and other receivables	18,397	12,658
Short term deposits	61,076	-
Cash at bank	83,686	212,660
	163,159	225,318
Total assets	170,654	233,329
Equity
Share capital	16	16
Other reserve	90,047	63,314
Share premium	256,837	248,354
Accumulated deficit	(384,980)	(250,123)
Total equity	(38,080)	61,561
Non-current liabilities
Long term lease liabilities	1,588	1,580
Provisions	99	95
Derivative financial liabilities	179,459	112,799
Trade and other payables	7,210	5,975
	188,356	120,449
Current liabilities
Short term lease liabilities	430	362
Warrant liabilities	12,764	10,730
Trade and other payables	7,184	40,227
	20,378	51,319
Total liabilities	208,734	171,768
Total equity and liabilities	170,654	233,329

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Unaudited Condensed Consolidated Interim Statement of Cash Flows

(in pounds thousands)

	9 months ended
	September 30,
	2022	2021
Cash flows from operating activities
Net loss for the period	(134,916)	(31,061)
Adjustments to cash flows from non-cash items:
Depreciation and amortization	1,320	565
Depreciation on right of use assets	294	105
Finance (income)/costs	76,832	56
Related party finance costs	-	483
Share based payment transactions	8,025	16,815
Income tax expense/(benefit)	-	-
	(48,445)	(13,037)
Working capital adjustments:
Decrease/(Increase) in trade and other receivables	1,652	(9,778)
(Decrease)/increase in trade and other payables	(31,808)	5,972
Net cash flows used in operating activities	(78,601)	(16,843)
Cash flows from investing activities
Increase in short term deposits	(60,835)	-
Acquisitions of property plant and equipment	(256)	(620)
Acquisition of intangible assets	(464)	(1,001)
Net cash flows used in investing activities	(61,555)	(1,621)
Cash flows from financing activities
Proceeds from secured convertible notes	-	25,000
Proceeds from the issuance of share capital	215	-
Proceeds from related party borrowings	-	2,208
Payments to lease creditors	(358)	(132)
Net cash flows (used)/generated from financing activities	(143)	27,076
Net (decrease)/increase in cash at bank	(140,299)	(8,612)
Cash at bank, beginning of the period	212,660	839
Effect of foreign exchange rate changes	11,325	52
Cash at bank, end of the period	83,686	9,503

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Selected Notes and Supplemental Disclosures

(in pounds thousands)

Other operating income	3 months ended September 30,		9 months ended September 30,
	2022	2021	2022	2021
Government grants	187	891	1,401	9,890
R&D tax credit	729	1,029	2,922	1,716
	916	1,920	4,323	11,606

Expenses by nature	3 months ended September 30,		9 months ended September 30,
	2022	2021	2022	2021
Research and development staff costs	3,589	2,241	10,278	5,268
Research and development consultancy	3,608	692	11,544	1,744
Research and development components, parts and tooling	2,550	2,187	7,321	4,615
Total research and development	9,747	5,120	29,143	11,627
Staff costs excluding share-based payment expenses	2,556	1,871	8,284	4,390
Share based payment expenses	732	-	8,025	16,815
Consultancy costs	1,144	355	2,135	1,195
Legal and financial advisory costs	746	676	2,221	3,339
HR advisory and recruitment costs	538	837	1,682	1,422
IT Hardware and software costs	1,145	496	2,810	1,008
Related party administrative expenses	15	(12)	15	115
Insurance expenses	916	20	2,646	28
Marketing costs	621	529	1,376	1,019
Other administrative expenses	206	102	1,471	238
Premises expenses	587	91	985	208
Depreciation expense	163	96	423	258
Amortization expense	324	139	897	307
Depreciation on right of use property assets	105	35	294	105
Total administrative costs	9,798	5,235	33,264	30,492
Total administrative and research and development expenses	19,545	10,355	62,407	42,119

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Share based payments

In March 2022 the extant Vertical Aerospace Group Ltd Enterprise Management Incentive (“EMI”) was modified whereby all option holders exchanged their existing options for newly issued options in the Company resulting in 23,213,933 replacement options being granted. A total credit of £7,276 thousand has been recognised within other reserves during the nine months ending September 30, 2022 relating to equity settled share-based payment transactions in relation to employees (September 30, 2021: £117 thousand). An additional £749 thousand was recognised with respect to third parties (September 30, 2021: £16,815 thousand).

Finance income/(costs)	3 months ended		9 months ended
	September 30,		September 30,
	2022	2021	2022	2021
In-kind interest on convertible loan notes	(4,522)	-	(11,527)	-
Interest on loans from related parties	-	-	-	(483)
Foreign exchange loss	(17,861)	-	(30,842)	-
Fair value movements	-	(2)	-	(5)
Interest expense on leases	(35)	(17)	(102)	(51)
Fair value movements on convertible loan notes	(71,260)	-	(33,167)	-
Fair value movements on warrant liabilities	(5,795)	-	(1,422)	-
Other	(31)	(90)	(4)	(90)
Total finance costs	(99,504)	(109)	(77,070)	(629)
Interest on loans to related parties	238	-	238	-
Foreign exchange gain	-	14	-	14
Fair value movements on convertible loan notes	-	-	-	-
Fair value movements on warrant liabilities	-	-	-	-
Total finance income	238	14	238	14

Share capital and reserves	September 30,		December 31,
		2022		2021
	No.	£	No.	£
Allotted, called up and fully paid shares
Ordinary of $0.0001 each	210,389,355	15,915	209,135,382	15,804
	210,389,355	15,915	209,135,382	15,804

In addition, 101,350,465 shares had been authorised for allotment at September 30, 2022.

Other reserves

During the nine months ended September 30, 2022 other reserves increased by £1,010 thousand as a result of the reclassification of warrants; £7,276 thousand in respect of share based payments as a result of the modification of the EMI scheme; and £18,429 thousand reflecting cumulative translation differences.

Share Premium

On June 5, 2022, a total of 150,000 shares were issued to third parties resulting in increase in share premium of £749 thousand. Following the establishment of an equity subscription line, during the three months ended September 30, 2022 a total of 1,103,863 shares were issued resulting in an increase in share premium of £7,734 thousand.

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Warrant Liability

As at September 30, 2022 and December 31, 2021, the following warrants were issued but not exercised and therefore recorded as a liability:

	September 30,	December 31,
	2022	2021
Public Warrants	15,265,146	15,265,146
Mudrick Warrants	4,000,000	4,000,000
Outstanding, end of period	19,265,146	19,265,146

The following table shows the change in fair value of the warrants during the period ended September 30, 2022:

£ 000
December 31, 2021	10,730
Addition/(Disposal) of private placement warrants	-
Reclassification of options to equity	(1,010)
Change in fair value	1,422
Exchange differences on translation	1,622
As at September 30, 2022	12,764

Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share. Once exercisable, the Company may redeem public warrants at a price of $0.01 per warrant if the closing price of common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period.

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Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at December 31, 2021	112,799
Fair value movements	33,167
In-kind interest accrued	11,527
Exchange differences on translation	21,996
As at September 30, 2022	179,459

On December 16, 2021, Mudrick Capital Management purchased Convertible Senior Secured Notes of an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand). The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per £824 ($1,000).

In accordance with International Financial Reporting Standards 9: Financial Instruments, this is treated as a hybrid instrument and is designated in its entirety as fair value through profit or loss.

The Company has elected to pay interest in-kind at 9% per annum. Interest is paid semi-annually in arrears and on June 15, 2022 the Company authorised the payment of interest by increasing the nominal amount of the outstanding Convertible Senior Secured Notes by £7,005 thousand ($8,950 thousand).

Several covenants exist including retention of $10 million cash. Accordingly, cash at bank includes £8,953 thousand deemed to be restricted as at September 30, 2022.

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